Exhibit 1.01

Embraer S.A.

Conflict Minerals Report

For The Year Ended December 31, 2021

We have made statements in this conflict minerals report that may constitute forward-looking statements about our plans to take additional actions or to implement additional policies or procedures with respect to our due diligence efforts to determine the origin of conflict minerals included in our products. We undertake no obligation to publically update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Our reporting obligations under the conflict minerals rules may change in the future and our ability to implement certain processes or obtain information from our suppliers may differ materially from those anticipated or implied in this report.

Introduction

This report for the year ended December 31, 2021 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule was adopted by the U.S. Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals (“CM”) as directed by section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants that manufacture or contract to manufacture products containing conflict minerals necessary to the functionality or production of their products. CM includes cassiterite, columbite-tantalite, wolframite, gold, and their derivatives, which are currently limited to tin, tantalum, tungsten and gold. These requirements apply to registrants regardless of the geographic origin of the conflict minerals and whether or not they fund armed conflict.

Company Overview

This report has been prepared by the management of Embraer S.A. (the “Company,” “Embraer,” “we,” “us,” or “our”).

Embraer is a publicly-held company incorporated under the laws of the Federative Republic of Brazil with headquarters in São José dos Campos, State of São Paulo, Brazil. The corporate purpose of the Company is:

1.	The development, production and sale of aircraft for civil and defense aviation, aircraft for agricultural use, structural components, mechanical and hydraulic systems, aviation services and technical activities related to the production and maintenance of aerospace material;
2.	The design, construction and sale of equipment, materials, systems, software, accessories and components to the defense, security and energy industries and the promotion or performance of technical activities related to production and maintenance of aerospace material.
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3.	The performance of other technological, industrial, commercial and service activities related to the defense, security and energy industries; and
4.	Contribution to the development of technical professionals necessary to the aerospace industry.

Products Description

As a producer of aircraft, we are knowledgeable that our products contain tin, tantalum, tungsten, and gold that is necessary to their functionality or production. The following list sets forth our products that contain gold, tin, tantalum and/or tungsten, herein referred to as “Products”:

1.	Commercial Jets: ERJ 135, ERJ 140, ERJ 145, E170, E175, E190, E195, E175-E2, E190-E2, and E195-E2.
2.	Executive Jets: Phenom 100, Phenom 300, Legacy 450, Legacy 500, Legacy 600, Legacy 650, Lineage 1000, Praetor 500 and Praetor 600.
3.	Defense and Security Aircraft and Products: Super Tucano, KC-390, ISR Family of Aircraft (based on 145 Platform), Military Transport and Transport of Authorities (based on the Executive Jets and 170/190 Platforms), AMX, F-5BR, Radars, Command and Control Products, and Satellites.
4.	Structural parts, mechanical parts, hydraulic systems, and production of agricultural crop-spraying aircraft.

Supply Chain Description

We have a large network of suppliers located worldwide responsible for providing us with the CM components supplied to us and used in our Products. Most of our suppliers are several purchasing layers away from smelters, refiners or mines. In no instance does Embraer purchase CM directly from any smelter, refiner or mine and, therefore, we are considered a

“downstream” purchaser.

Accordingly, we rely on our supply chain to provide us information about the source of the CM contained in the components supplied to us.

Part 1 - Reasonable Country of Origin Inquiry (“RCOI”)

We surveyed all of our active suppliers in 2021, except for (i) service providers, other suppliers who do not manufacture products, and (ii) certain suppliers of products which, during previous surveys, were confirmed to manufacture products that do not use CM, such as leather suppliers. We included in our survey suppliers of products who were previously confirmed to manufacture products that do not use CM but which products may, by nature, include CM in the future, such as electronic components suppliers. For the 2021 RCOI effort, we implemented a financial threshold representing 90% of our annual supply chain spend to help streamline which suppliers to survey. The primary goals of the annual survey process are to confirm the usage of CM and determine whether such CM originated in the Democratic Republic of the Congo or any adjoining country (“Covered Countries”).

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In 2021, we again followed an Aerospace Industries Association (“AIA”) best practices methodology to survey our supply chain. We used the Responsible Business Alliance (“RBA”) and their Responsible Minerals Initiative (“RMI”) Conflict Minerals Reporting Template and defined this tool as the RCOI vehicle for our supply chain to report on the use and the origin of CM in the products they provide to Embraer.

We continue to maintain a RCOI supplier survey response mechanism with dedicated email addresses to accept completed survey responses and to answer any CM survey questions. Additionally, we have personnel from our CM team designated to answer questions from suppliers about CM and the Rule.

We managed and tracked RCOI supplier responses by setting up a protocol for addressing suppliers that do not respond or do not know yet if they use CM, as well as, for those suppliers that indicate they do use CM. We also distributed follow-on response letters for any suppliers that did not respond to our RCOI survey or provided incomplete responses.

For all new and renewed contracts and purchase orders after the release of the Rule, we have added clauses for supplier CM control that obligate our suppliers to support our RCOI and CM compliance efforts.

We maintain an archive of all RCOI survey documentation, categorized by calendar year, and plan to retain the information for a period of five years.

Based on our good faith RCOI efforts in 2021, we had reason to believe that our CM may have originated in the Covered Countries and reason to believe that such CM may not be from recycled or scrap sources. For this reason, we conducted due diligence and carried out measures to trace CM throughout our supply chain.

Part 2 - Embraer Due Diligence

Embraer is committed to working with our global supply chain in order to comply with the Rule.

Design of Due Diligence

We maintain a conflict minerals compliance framework that is designed to follow the nationally recognized framework established by the Organization for Economic Cooperation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas (“OECD Guidance”), and the related supplements for gold, tin, tantalum and tungsten. Our company is fully engaged in supporting the OECD Guidance.

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Due Diligence Measures Performed

Sections 2.1 through 2.5 of Part 2 of this report explain in greater detail our due diligence process, which followed the OECD Guidance.

2.1	Management System

Below is a description of the measures performed during this reporting period to exercise due diligence, as required by the Rule:

  We have a cross-functional and cross-departmental team to manage the CM program and to report results to Company management and leadership on a regular basis.
•	We maintain a CM policy and procedure that describes the process for conducting conflict minerals compliance for the Company and defines the roles and responsibilities of our personnel intended to ensure standardization and adherence with the requirements of the Rule.
•	We continue a CM supply chain control process in order educate our suppliers about CM and the Rule and then track the usage and origin of CM throughout our supply chain (See RCOI section).
•	We publish a CM summary document that explains the meaning of CM, describes the Company’s views regarding CM, and provides helpful links to additional information regarding CM. This document is publicly available on our website.
•	We are continuing our supply chain grievance mechanisms, which includes coverage for CM.
2.2	Identify and Assess Risks

Due to the size of the Company, the complexity of our deliverable products, the intricacy of the products our supply chain produces, plus the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. The CM used in our Products are obtained from sources worldwide through our suppliers, who, on the other hand, use other suppliers to obtain the CM used in our Products.

Therefore, due to the complexity of our supply chain, we participate in industry-wide initiatives to learn and adopt CM best practices to our business based on other companies’ experience and industry organizations’ guidance and suggestions. These initiatives include our membership and active participation in the following industry organizations: (a) Aerospace Industries Association (“AIA”) and their Conflict Minerals Working Group, (b) the International Aerospace Environmental Group (“IAEG”), and (c) the Responsible Business Alliance - Responsible Minerals Initiative (“RBA-RMI”).

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Red flags are defined in the OECD Guidance as a risk identification system to trigger the due diligence standards and processes defined in the OECD Guidance. Our Conflict Minerals Policy and Procedure similarly includes a system of red flags developed to identify and manage supply chain risk from our annual supplier survey process.

2.3	Embraer Strategy to Respond to Risks

Embraer has a risk assessment management plan that includes coverage for CM compliance. Updates to this risk assessment are provided regularly to Company management and leadership.

As part of our risk assessment process, we revised our supplier risk assessment questionnaire to include questions about conflict minerals compliance requirements.

Through our direct membership in the RBA-RMI organization, we fully support and regularly receive updates regarding the RMI initiative. The primary goal of this initiative is for all smelters that receive raw minerals from the Covered Countries to participate in the process to become conflict-free smelters.

2.4	Carry Out Independent Third-Party Audits of Supply Chain Due Diligence at Identified Points in the Supply Chain

Embraer does not have a direct relationship with smelters, refiners, or mining operations. Because we don’t have a contractual basis, we do not perform or direct audits of these entities. Based on our membership in the RBA-RMI initiative, we have access to regularly updated conflict-free smelter lists and can compare these lists against our supplier survey responses to validate smelter status.

For any Embraer suppliers that cannot appropriately manage CM due diligence or are found to use CM from conflict sources within the Covered Countries, we may conduct audits of these specific suppliers prior to making any final decisions regarding continued business relations with these suppliers.

2.5       Publicly Report On Supply Chain Due Diligence

In May 2022, Embraer filed a Form SD with the SEC, along with a Conflict Minerals Report as an exhibit thereto, which contain disclosure about our CM. Our CM disclosure is publicly available on our website at http://ri.embraer.com.br.

Part 3 - Embraer Due Diligence Results

Based on the due diligence that we have conducted to date, we have been unable to determine, in all cases, the origin of the CM used in our products. At the end of 2021, we were not able to confirm the country of origin, the mine or location of origin, or the facilities used to process the CM in our products in all cases. We remain committed to promoting economic development in Africa through responsible commercial engagement, driving employee awareness, and our corporate citizenship activities.

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Part 4 - Progress from Filing Year 2021 to Filing Year 2022

Embraer reports the following progress since our 2021 filing:

•	We had 32 (up from 27 in 2021) total suppliers who confirmed the use of CM from the Covered Countries. None of these suppliers could confirm the use of CM from a conflict source inside of the Covered Countries; either because the origination was from a Conflict Free Smelter or the minerals could not be traced back to the mine of origin by the end of 2021.
•	As part of our membership with the Aerospace Industries Association Supplier Management Council Conflict Minerals Working Group (“AIA SMC CMWG”), we helped create an annual letter that was sent from the AIA to the RBA-RMI and then to the Smelters that were not part of a Conflict Free Program. This letter urged these Smelters to become part of a Conflict Free Program.
•	For 2021, an Embraer representative was a member of the AIA SMC CMWG.

Part 5 - Embraer Future Risk Mitigation

We intend to take further steps to improve our due diligence and to reduce the risk that CM contained in our products may support conflict in the Covered Countries. These steps include:

•	Determine what adjustments are necessary, if any, to our RCOI and Due Diligence measures to meet any new regulations, including those recently adopted by China and in the European Union.
•	Continue following a common approach and apply a reasonable percentage of supply chain spend to our RCOI scope for the following years.
•	Continue including a conflict minerals flow down clause in new or renewed supplier contracts.
•	Educate suppliers about CM current events through outreach, training, and other communications.
•	Request any of our suppliers that purchase materials directly from smelters, refiners or mines to require that those facilities participate in the RMI and become a conflict free facility.
•	Engage suppliers found to be supplying us with CM from sources that support conflict in the Covered Countries to use its efforts to establish an alternative source that does not support such conflict.
•	Continue working with industry groups to strengthen CM control and learn about improved best practices for RCOI and due diligence performance.
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•	Monitor the possible inclusion of additional minerals regarding the scope of this compliance demand and work with best practices in our industry to determine how best to manage any new requirements.
•	Continuously improve our RCOI and due diligence efforts to expand, enhance, and ensure the most comprehensive coverage of our supply chain.